September 17, 2008

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated September 4, 2008

Tele Norte Leste Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2007
Filed May 6, 2008

Form 20-F/A for Fiscal Year Ended December 31, 2007
Filed August 15, 2008
File No. 1-14487

Dear Mr. Spirgel:

By letter dated July 25, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on May 6, 2008 (the “2007 Form 20-F”) by Tele Norte Leste Participações S.A. (“TNL”). TNL provided responses to the Staff’s comments by letter dated August 15, 2008 and filed an amendment to the 2007 Form 20-F on Form 20-F/A for the year ended December 31, 2007 (the “2007 Form 20-F/A”).

Set forth below is the further response of TNL to the comment contained in the Staff’s letter dated September 4, 2007, regarding TNL’s 2007 Form 20-F and 2007 Form 20-F/A. For your convenience, we have reproduced below in bold the Staff’s comment and have provided our response immediately below the comment.

Form 20-F/A for Fiscal Year Ended December 31, 2007

Note 36 – Summary of the differences between Brazilian GAAP and US GAAP, page F-82

(q)    Statement of cash flows, page F-95

1.	We note your disclosure that, under US GAAP, judicial deposits and blockings are treated as an investing activity. Describe for us the nature of the judicial deposits and blockings and tell us how you determined their classification under SFAS 95.

Judicial deposits and blockings are both legally restricted cash accounts. Accordingly, pursuant to Rule 5-02, Caption 1 of Regulation S-X, the restricted cash is segregated from cash on the balance sheet and is not included with cash and cash equivalents in the statement of cash flows. The funds are deposited in a escrow account with a trustee appointed by the relevant legal authority as a result of a judicial proceeding initiated by the Company (judicial deposits) or court ordered (judicial blockings) which is remunerated. In both cases the funds are legally restricted and the cash can only be used for the purpose specified in the judicial proceeding upon its conclusion and based in a court order in the event of a final ruling against the Company or, in case of termination of the proceeding or a favorable ruling to the Company, the cash is released to the Company from the escrow account.

We account for changes in restricted cash balance comprising additions, releases and interest yield as cash flows from investing activities. As described in more detail above, we must temporarily “invest” the cash in another asset account and can use it only for a specific purpose (i.e. upon conclusion or termination of the judicial proceeding). We believe that the investment in the restricted cash vehicle is similar to an investment in marketable securities, the cash flows for which are treated as investing activities.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please call Marcelo Augusto Salgado Ferreira, who assisted in preparing this response, at +55 21 3131-2871.

Very truly yours,

/s/ José Luis Magalhães Salazar

José Luis Magalhães Salazar

Investor Relations Officer

Tele Norte Leste Participações S.A.

cc:	Melisa Hauber, Senior Staff Accountant
Robert S. Littlepage, Jr., Accounting Branch Chief
John Harrington, Attorney-Advisor
Robert Bartelmes, Senior Financial Analyst

Securities and Exchange Commission

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